EXHIBIT 99.17

CONSENT OF EXPERT

We hereby consent to the use of and reference to our name, Snowden Mining Industry Consultants and report, Resource estimate for the Maverick Springs Project dated April 13, 2004, (the “Report”) and the information contained in our Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

Snowden Mining Industry Consultants

Per:     /s/ Snowden Mining Industry Consultants